Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of MAY 2017	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi Announces Unfavorable Court Ruling and Possible Need for Special Charge

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--May 18, 2017--Natuzzi S.p.A. (NYSE:NTZ) (the “Company”) announces that, with reference to the legal proceedings described in Note 21 included in Item 18 of the Company’s Annual Report on Form 20-F filed with Securities and Exchange Commission on May 1, 2017, the Italian Supreme Court recently rejected the Company’s appeal of a lawsuit brought by two former employees and ruled in favor of the plaintiffs (Decision No. 10844/17). The matter concerns the implementation of the Cassa Integrazione Guadagni Straordinaria, as provided for and subsidized by Italian Law and the Italian Government.

The Company has been and will continue to evaluate the impact of the decision on the Company’s business organization and financial statements. As a consequence of the decision, the existing reserve for “Provision for tax and legal proceedings” included in the “Other liabilities” caption will be materially increased in the first quarter of 2017. While, at this time, it is not possible to determine the ultimate exposure that this may cause the Company, the board of directors will continue to analyze the Company’s strategies and evaluate the legal implications of this decision, and it will apply adjustments to the provision in the Company’s forthcoming financial closing periods as needed.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global player in the furniture industry with eight manufacturing plants, eleven commercial offices and extensive global retail network. Natuzzi is the Italian lifestyle and best-known brand in the furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2015). Continuous stylistic research, creativity, innovation, solid craftsmanship and industrial know-how and integrated management throughout the entire value chain are the mainstays that have made Natuzzi one of the few players with global reach in the furniture market. Natuzzi S.p.A. has been listed on the New York Stock Exchange since 13 May 1993. Always committed to social responsibility and environmental sustainability, Natuzzi is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC certified (Forest Stewardship Council).

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo (IR Manager), tel. +39.080.8820.812
pdirenzo@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	MAY 18, 2017	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi